Exhibit 99.1

CIBC Announces Agreement with Lehman Estate

TORONTO, Dec. 31, 2012 /CNW/ - CIBC (TSX:CM) (NYSE:CM) announced today it has reached a settlement with the Lehman Estate.

Following the September 15, 2008 bankruptcy filing of Lehman Brothers Holdings, Inc. (Lehman), CIBC recognized a gain of US$841 million, resulting from the reduction to zero of its unfunded commitment on a variable funding note (VFN) issued by a collateral debt obligation (CDO). This reduction followed certain actions of the indenture trustee for the CDO following the September 15, 2008 bankruptcy filing of Lehman, the guarantor of a related CDS agreement with the CDO.

In September 2010, the Lehman Estate instituted a proceeding against numerous global financial institutions, indenture trustees and note-holders, including CIBC, relating to this and more than 40 other CDOs, claiming that the indenture trustees' actions were improper and that CIBC was obligated to fund the VFN.

Under the terms of the agreement, CIBC will remit US$149.5 million ($110.3 million after tax) to the Lehman Estate.

SOURCE: CIBC

%CIK: 0001045520

For further information:

Stephen Forbes (416) 728 7795

CO: CIBC

CNW 08:30e 31-DEC-12